Hello,

I am calling on behalf of the Krupp Funds Group Limited Partnership regarding your investment in Krupp Realty Fund, Ltd.-III and the tender offer to purchaser your units at $550.00 each. We want to make sure you received the material and answer any questions. Please review the material and if you choose to accept, return the yellow application to Krupp Funds Group Limited Partnership using the enclosed business reply envelope. Any questions, please do not hesitate to call. OUR TOLL FREE NUMBER IS 1-800-605-6774. If we don't hear from you within two days, we'll give you a call and answer your questions.

Thank you and have a nice day.

                                 INVESTOR SCRIPT
          KRUPP REALTY FUND, LTD. - III ACQUISITION BY KRF3 ACQUISITON
                                 COMPANY, L.L.C.

Hello, my name is _____________ and I am calling in regard to the letter you received from KRF3 Acquisition Company. As you know, the company is seeking to buy all of your Investor Limited Partnership Interests in Krupp Realty Fund III for $550 per Unit in cash.

If I could take a minute of your time, I would like to highlight a few very important points and answer any questions you may have pertaining to the offer.

COMPARE OUR OFFER OF $550 TO MADISON LIQUIDITY INVESTORS OFFER OF $425
Recently, you received an offer from Madison Liquidity Investors of $425 per Unit, which we believe is inadequate. Our offer price is $550 per Unit, which is 29% higher than the Madison offer. In addition, we will pay the $50 transfer fee, which Madison has not included in their offer.

STATUS OF FUND III'S PROPERTIES
The Apartment complexes owned by the Partnership are:
         (1) facing recent increased competition from newly constructed and renovated residential units in their markets;
         (2) as a result, substantial capital improvements may be required for the properties to compete in this changing market.

IMPLICATIONS OF FUND III'S ADDITIONAL CAPITAL IMPROVEMENT REQUIREMENTS The implications to Fund III of the additional capital improvement requirements are:
         (1)  substantial capital will be required for the properties, which can be raised by:
                  - additional bank borrowings, which will result in higher leverage for the Fund:
                  - and, the discontinuation of future cash distributions by the Partnership to Unitholders
         (2) The Partnership's ability to finance all required improvements is uncertain.

Consequently, this offer presents an opportunity for Unitholders who do not want to continue to participate in the risks associated with the ownership of multifamily properties, including the risks associated with these recent developments in the Partnership's markets.

OPPORTUNITY TO ELIMINATE UNCERTAINTIES REGARDING YOUR UNITS
By selling your Units today, you will eliminate the uncertainties relating to the amount you might receive on future liquidation of the Partnership, which will depend upon:
         (1)  the then-current markets for the properties, as well as
         (2) the amounts required to be reserved to satisfy contingent liabilities associated with these sales.

Furthermore, by selling the Units for cash now, you will have the option to invest your assets into alternative and potentially more liquid investments.

THERE IS NO FORMAL TRADING MARKET FOR YOUR UNITS
Because there is no formal trading market for your Units, they can be difficult to sell on any secondary market. Our offer provides you with the opportunity to:
         (1) immediately sell your Units for what we believe is a fair price without the commissions or broker's fee of a secondary market sale, and
         (2) we will pay the $50 transfer fee charged by the Partnership usually paid by the seller.

UNITHOLDERS WILL BE PAID PROMPTLY UPON TENDER OF THEIR UNITS
Unitholders who choose to tender their Units to us will be paid promptly. If you wish to accept our offer, I can help you complete the necessary forms. Our offer will expire at midnight New York City time on June 11, 1999, unless the offer is extended.

OTHER
Do you have any questions at this time?

May I help you complete the necessary forms?

If you have any questions at a later date or need assistance please call us at 800-605-6774 and we will be happy to expedite this process for you.

Thank you for your time!